ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

February 09, 2007

07021148

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed February 09, 2007 for symbol ACO.NV.X
- Corporation's Form 1, filed February 09, 2007 for symbol ACO.Y
- Corporation's Form 1, filed February 09, 2007 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

PROCESSED

FEB 2 1 2007

THOMSON
FINANCIAL

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	6,940,018	As at :	01/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,940,018

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :   Atco Ltd.
Symbol :   ACO.X
Reporting Period: 01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :	51,512,046	As at :	01/01/2007

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	2,200
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	51,514,246

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	1,292,400	As at :	01/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/02/2007	N	69,500			
01/31/2007	N		2,200		
Totals		69,500	2,200	0	0

Stock Options Outstanding Closing Balance:	1,359,700	As at :	01/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	02/09/2007
Last Updated:	02/08/2007

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Atco Ltd.
Symbol :   ACO.PR.A
Reporting Period: 01/01/2007 - 01/31/2007

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   01/01/2007

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 02/09/2007
Last Updated: 02/08/2007

